Exhibit (d)(9)

KEELEY FUNDS, INC.

AMENDMENT TO THE INVESTMENT ADVISORY AGREEMENTS

This amendment to each of (i) the investment advisory agreement between the Keeley Funds, Inc. (the “Company”) and Keeley Asset Management Corp. (the “Adviser”) dated December 31, 2007 with respect to the Keeley Small Cap Value Fund (the “KSCVF Agreement”); (ii) the investment advisory agreement between the Company and the Adviser dated November 3, 2009 with respect to the Keeley Small Cap Dividend Value Fund (the “KSDVF Agreement”); and (iii) the investment advisory agreement between the Company and the Adviser dated May 5, 2011 with respect to the Keeley Mid Cap Dividend Value Fund (the “KMDVF Agreement”) (collectively, the “Agreements”) is entered into by the Adviser and the Company on behalf of each of Keeley Small Cap Value Fund, Keeley Small Cap Dividend Value Fund and Keeley Mid Cap Dividend Value Fund (each, a “Fund” and collectively, the “Funds”).

WHEREAS, the Adviser has agreed to revise or include breakpoints to the investment advisory fees charged to the Funds under the Agreements, with such breakpoints to take effect January 31, 2014;

NOW, THEREFORE, the parties agree that:

A. Article 4 of the KSCVF Agreement shall be amended as follows:

“4. COMPENSATION OF THE ADVISER. For the services to be rendered and the charges and expenses to be assumed and to be paid by the Adviser hereunder, the Corporation shall pay to the Adviser a fee at the following annual rate:

– 1.00% of the first $1 billion of average daily net assets of the Fund;

– 0.90% of net assets greater than $1 billion but less than $4 billion of the Fund;

– 0.80% of net assets greater than $4 billion but less than $6 billion of the Fund;

– 0.70% of net assets greater than $6 billion of the Fund.

The fee shall be calculated daily and paid monthly or before the 15th day immediately following each month.”

B. Article 4 of the KSDVF Agreement shall be amended as follows:

“4. COMPENSATION OF THE ADVISER. For the services to be rendered and the charges and expenses to be assumed and to be paid by the Adviser hereunder, the Corporation shall pay to the Adviser a fee at the following annual rate:

– 1.00% of the first $1 billion of average daily net assets of the Fund;

– 0.90% of net assets greater than $1 billion but less than $2 billion of the Fund;

– 0.80% of net assets greater than $2 billion of the Fund.

The fee shall be calculated daily and paid monthly or before the 15th day immediately following each month.”

C. Article 4 of the KMDVF Agreement shall be amended as follows:

“4. COMPENSATION OF THE ADVISER. For the services to be rendered and the charges and expenses to be assumed and to be paid by the Adviser hereunder, the Corporation shall pay to the Adviser a fee at the following annual rate:

– 1.00% of the first $350 million of average daily net assets of the Fund;

– 0.90% of net assets greater than $350 million but less than $700 million of the Fund;

– 0.80% of net assets greater than $700 million of the Fund.

The fee shall be calculated daily and paid monthly or before the 15th day immediately following each month.”

D. The Adviser represents and warrants that the above changes in the breakpoint schedules of the advisory fees for each Fund will not result in any reduction in services of the Adviser to the Funds and will not have any adverse effect on any Fund or its shareholders.

E. In the event that these modifications shall be deemed to be an amendment to any Agreement thereby requiring shareholder approval, then in lieu thereof, this instrument shall constitute a waiver by the Adviser of that portion of the fee as per the above fee schedule. This waiver shall be irrevocable as to each Agreement so long as that Agreement remains in effect, unless and until the respective Agreement is amended with the approval of the shareholders of the respective Fund.

Date: January 24, 2014
Keeley Funds, Inc.	Keeley Asset Management Corp.

/s/ John L. Keeley, Jr.	/s/ John L. Keeley, Jr.
John L. Keeley, Jr., President	John L. Keeley, Jr., President